MarkWest Energy Partners, L.P.
1515 Arapahoe Street
Tower 1 Suite 1600
Denver, CO 80202

August 19, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:                    Karl Hiller

Branch Chief, Division of Corporation Finance

Re:                             MarkWest Energy Partners, L.P.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 26, 2014

File No. 001-31239

Dear Mr. Hiller:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest,” the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 5, 2014 with respect to the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2013 with the Commission on February 26, 2014 (the “2013 Form 10-K”).

As further described herein, we believe that the 2013 Form 10-K is materially accurate and, accordingly, respectfully request that the modifications to certain disclosures discussed below be made on a prospective basis in subsequent filings with the Commission, without an amendment to the 2013 Form 10-K.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the year ended December 31, 2013

Selected Financial Data Page 69

Other Financial Data, Page 70

1.                                      We note that your capital expenditures predominantly relate to growth and we see that you have disclosures in footnote (4) on page 70 about your policies for distinguishing between maintenance and growth capital expenditures. Please explain to us in further detail how you apply and evaluate each of the growth criteria you have set forth. As part of your explanation, please (i) identify any specific quantitative thresholds that you use, (ii) explain the meaning of “to facilitate” an increase in volumes, (iii) explain how you evaluate “efficiency,” and (iv) describe the level at which you make the determination of whether an expenditure is capital or maintenance (e.g., facility level). In addition, please submit a schedule that provides greater detail of the types and amounts of expenditures you have classified as growth during 2013, identifying the facilities to which the expenditures relate, and the basis for the classification for those expenditures that are not related to the construction of new facilities, systems and pipelines.

Response:

We acknowledge the Staff’s comment and respectfully submit that we utilize the following methodology to distinguish between maintenance and growth capital expenditures.  We evaluate our capital expenditures in two categories: maintenance and growth.

•                  We consider maintenance capital to be any expenditures incurred that are related to replacing a component of existing property, plant and equipment and that do not provide a return on investment.  Costs that preserve the original function of a specific asset without a reduction in operating expenses are maintenance capital.  For example, a compressor replacement that replaces an existing compressor of similar size, is classified as maintenance capital.

•                  Expenditures incurred that result in the generation of incremental operating revenues or an increase in operating cash flows or provide a return on investment through a future decrease in operating expenses are classified as growth capital.  For example, a new larger compressor with more capacity would be classified as growth capital because it “facilitates,” or results in, the ability to increase volumes gathered and compressed.  Growth capital relating to “efficiency” results in a decrease in operating expenditures. For example, if we are renting a compressor and it is more economical to purchase a compressor and operating cost savings are realized as a result of the purchase of such compressor, such purchase is considered growth capital.

The majority of our 2013 capital expenditures are considered growth capital as we are significantly growing in undeveloped areas and expanding current operations to provide additional services.

We determine if the capitalized cost is maintenance or growth capital at the project level within a specific facility.  The determination of growth versus maintenance is included in our expenditure authorization review and approval process.  Quantitative thresholds are not considered in the determination of growth versus maintenance capital.  An Authorization for Expenditure (“AFE”) form is prepared and is submitted for review to the Company’s Manager of Operational Analysis.  One of the tasks performed by the Manager of Operational Analysis is to ensure that the determination of growth versus maintenance capital is correct and supported by operating costs, revenues and return on investment information included with the AFE.  The AFE is then routed to the appropriate individuals in the Company based on the amount of funds requested for that AFE and corresponding expenditure authorization levels.  After all expenditure approvals have been obtained, the fixed assets group of our accounting department reviews all AFEs for completeness, classification and proper approval.  The fixed assets group also reviews the classification of the AFE as maintenance or growth capital to ensure compliance with our policy and definition of maintenance and growth capital.  These classifications are defined in the AFE form as follows:

Growth — New capital project which increases cash flow (i.e. has an Internal Rate of Return) or contributes to the growth of a business unit.

Maintenance — Costs incurred to sustain current assets (outside of routine maintenance — does not include routine repairs). In general, maintenance capital is related to replacing a part or component and does not have a return.

In order to clarify the methodology described above, in future filings we propose to make the following changes to footnote 4 from the Selected Financial Data, Other Financial Data.

Maintenance capital includes capital expenditures made to maintain our operating capacity and asset base. Growth capital includes expenditures made to expand the existing operating capacity to increase volumes gathered, processed, transported or fractionated, or to decrease operating expenses, within our facilities. Growth capital also includes costs associated with new well connections. In general, growth capital includes costs that are expected to generate additional or new cash flow for the Partnership.  Growth capital excludes expenditures for third-party acquisitions and equity investment.

As requested, in response to the Staff’s comment, we have supplementally provided to the Staff pursuant to Securities Act Rule 418 a schedule that provides greater detail on the types and amounts of expenditures we have classified as growth during 2013, identifying the facilities to which the expenditures relate, and the basis for the classification for those expenditures. We note that expenditures related to decreased operating expenses were immaterial for 2013 and that nearly all growth capital is related to the construction of new facilities, systems and pipelines.

Financial Statements and Supplementary Data, page 104

Consolidated Statements of Operations, page 107

2.                                      We note that you report purchased product costs, which appears to be related to less than all of your revenues. You may be required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2). Please explain your presentation relative to this guidance.

Response:

We acknowledge the Staff’s comment.  Purchased product costs primarily represent costs for purchases of natural gas and natural gas liquids (“NGLs”) as part of services agreements that we have with natural gas producers.  As a result, purchased product costs are a component of the cost of service revenue and are not considered by the Company to be a cost of revenue associated with product sales. Our business is a natural gas midstream services provider for natural gas producers in selected regions of the U.S.  Primarily, we are engaged in services for the gathering, processing and transportation of natural gas, and the gathering, transportation, fractionation, storage and marketing of NGLs.  We operate through natural gas gathering, processing and NGL fractionation facilities in four geographic areas in the U.S.

The vast majority of our revenue (over 90%) is services or product-related services revenue that is generated through individual natural gas gathering and processing and NGL fractionation agreements with producer customers, which, depending on the contractual terms, will be recognized on a gross or net revenue basis.  We present purchased product costs as a portion of our costs of service in our “Statement of Operations” and “Segment Information” footnote, as disclosed in our 2013 Form 10-K, and in the Company’s internal financial statements. Our revenue less purchased product costs results in “net operating margin,” a key operating metric that our chief operating decision maker uses in making operating decisions, assessing financial performance and allocating resources regarding our operating segments, as is disclosed in our “Revenue Recognition” section of footnote 1 to our 2013 Form 10-K, an excerpt of which is disclosed below.  Our natural gas gathering and processing contracts take multiple forms and result in the recording of service revenue.

The Partnership provides services under the following different types of arrangements:

•                  Fee-based arrangements—Under fee-based arrangements, the Partnership receives a fee or fees for one or more of the following services: gathering, processing and transmission of natural gas; gathering, transportation, fractionation exchange and storage of NGLs; and gathering and transportation of crude oil. The revenue the Partnership earns from these arrangements is generally directly related to the volume of natural gas, NGLs or crude oil that flows through the Partnership’s systems and facilities and is not directly dependent on commodity prices. In certain cases, the Partnership’s arrangements provide for minimum annual payments or fixed demand charges.

•                  Percent-of-proceeds arrangements—Under percent-of-proceeds arrangements, the Partnership gathers and processes natural gas on behalf of producers, sells the resulting residue gas, condensate and NGLs at market prices and remits to producers an agreed-upon percentage of the proceeds. In other cases, instead of remitting cash payments to the producer, the Partnership delivers an agreed-upon percentage of the residue gas and NGLs to the producer and sells the volumes the Partnership keeps to third parties.

•                  Keep-whole arrangements—Under keep-whole arrangements, the Partnership gathers natural gas from the producer, processes the natural gas and sells the resulting condensate and NGLs to third parties at market prices. Because the extraction of the condensate and NGLs from the natural gas during processing reduces the Btu content of the natural gas, the Partnership must either purchase natural gas at market prices for return to producers or make cash payment to the producers equal to the energy content of this natural gas. Certain keep-whole arrangements also have provisions that require the Partnership to share a percentage of the keep-whole profits with the producers based on the oil to gas ratio or the NGL to gas ratio.

•                  Percent-of-index arrangements—Under percent-of-index arrangements, the Partnership purchases natural gas at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount. The Partnership then gathers and delivers the natural gas to pipelines where the Partnership resells the natural gas at the index price or at a different percentage discount to the index price.

Under certain contracts, the Partnership is allowed to retain a fixed percentage of the volume gathered to cover the compression fuel charges and deemed-line losses. To the extent the Partnership’s gathering systems are operated more or less efficiently than specified per contract allowance, the Partnership is entitled to retain the benefit or loss for its own account.

In many cases, the Partnership provides services under contracts that contain a combination of more than one of the arrangements described above. The terms of the Partnership’s contracts vary based on gas quality conditions, the competitive environment when the contracts are signed and customer requirements. It is upon delivery and title transfer that the Partnership meets all four revenue recognition criteria and it is at such time that the Partnership recognizes revenue.

In summary, we believe that we are in compliance with Rule 5-03(b) (1) of Regulation S-X, and that a disaggregation of revenue by products and services is not appropriate in this context, as both are integrated components of providing services in the vast majority of our reported revenue and relate to the contractual services agreements that we have with our producer customers. We believe that the Revenue Recognition section of footnote 1 in the 2013 Form 10-K supports the presentation of revenue as a single line item on our Statement of Operations.  In addition, we believe that we are in compliance with Rule 5-03(b)(2) of Regulation S-X, as we have disclosed purchased product costs and facility expenses on our Statement of Operations, which are the two components of costs associated with our services revenue.

Note 3 - Variable Interest Entities, page 120

MarkWest Pioneer—Restatement, page 123

3.                                      We note your disclosure that based on further consideration in 2013 of the facts and circumstances of your investment in MarkWest Pioneer you determined that you should have accounted for it under the equity method instead of as a consolidated VIE since 2009 when you sold 50% of your interest in Arkoma Pipeline Partners, L.L.C. We understand that you restated your 2012 and 2011 results in the 2013 Form 10-K because the cumulative effect of correcting the error would have been significant to your 2013 results of operations. Please address the following points.

•                  Tell us when and how the error was identified and whether there were missing controls or controls not operating at the proper level of precision to identify the appropriate accounting in 2009 when the sale took place.

•                  Tell us if you made changes in your internal controls over financial reporting (ICFR) due to the error, including improvements in controls within the risk assessment or monitoring components.

Response:

We acknowledge the Staff’s comment. As part of our key internal controls over the review of contracts, which have been in place since 2008, we review our joint venture agreements, which includes the evaluation and application of appropriate accounting treatment for all reconsideration events or new and modified contracts.  The Company’s Technical Accounting group is responsible for reviewing and evaluating contracts executed by the organization to ensure that proper accounting treatment is applied to these contracts in accordance with generally accepted accounting principles and the Company’s respective accounting policies.  The Technical Accounting group evidences its review and evaluation, which the Company considers a key control, through the completion of a contract review checklist.  The contract review checklist is completed by personnel with the expertise and experience to review each particular type of contract and those requiring significant judgment are reviewed by the Director of Technical Accounting and the Chief Accounting Officer.  Each type of contract or characteristic contained in a contract is included in a chart that identifies the levels of review required.  Variable interest entity (“VIE”) analysis is required to be reviewed by both the Director of Technical Accounting and the Chief Accounting Officer.

During May 2013, we reviewed an amendment to another joint venture partner agreement and reconsidered the continued consolidation of the other joint venture as a potential VIE.  In connection with this review, we reconsidered the MarkWest Pioneer (“Pioneer”) joint venture, as certain facts and circumstances were similar.  Our evaluation of this review raised questions related to how we applied FASB ASC 810-10 Consolidation — Overall guidance to the Pioneer joint venture.  In 2009, we concluded that Pioneer should be consolidated as a VIE.  The relevant accounting literature is highly complex and there is a significant amount of judgment included in the determination of whether an entity is a VIE and whether that VIE should be consolidated.  In May 2013, we changed our conclusion on the appropriateness of consolidating Pioneer; we concluded that the investment in Pioneer should have been accounted for as an equity method investment since the inception of the joint venture entity in the second quarter of 2009.

As a result, we were required to test the equity method investment in Pioneer for impairment based upon fair values under FASB ASC 323-10, rather than undiscounted cash flows as required under FASB ASC 360-10.  Based on the equity method investment impairment testing performed in the second quarter 2013, we noted that the investment was impaired.  There were no events in the second quarter of 2013 that would have triggered such impairment, and thus we investigated as to when the event and impairment would have occurred under FASB ASC 323-10.  We concluded that the impairment charge should have been recorded in 2009 if Pioneer had been accounted for as an equity investment in 2009.  Based on the materiality of the impairment, we concluded that we should restate our financial statements; if there had just been a deconsolidation, no restatement would have occurred.

We have a quarterly internal control process to review all equity method investments for indicators of impairment.  If Pioneer had been treated as an equity method investment in 2009, management would have performed the appropriate evaluation and recorded the impairment as required under FASB ASC 323-10.

We believe our key contract review control described above is designed effectively to identify a material misstatement and has been since 2009.  Rather, the immaterial misstatement resulted from a deficiency in the operation of the control.  As discussed above, the consolidation guidance related to VIEs requires considerable judgment in arriving at the appropriate accounting conclusion. In 2009, we diligently evaluated the terms of the Pioneer contract in executing our contract review control as designed and exercised what we believed to be appropriate judgment; however, in 2013 we concluded that we had arrived at an incorrect accounting conclusion.  Due to the identification of the immaterial misstatement, we reviewed all of our other joint ventures to confirm that our prior determinations regarding whether such joint venture investments should be consolidated, and we confirmed that our prior determinations were correct.  As a result, we believe the key contract review control was and is designed effectively. However, due to reaching an incorrect accounting conclusion as it relates to Pioneer, we concluded that there was a deficiency in the operating effectiveness of our key contract review control.

We did not make changes to our internal controls or the design of the key control other than to add a section to the contract review checklist related to VIE considerations to clearly document the requirement even though it had been consistently performed.  As we continue to form or participate in joint venture arrangements, we continue to focus on the accounting and ICFR with respect to joint venture entities through reviews performed by our Director of Technical Accounting and Chief Accounting Officer as described above.  Since 2009, we have been exposed to more joint venture partnership agreements and have developed a greater amount of experience and familiarity with VIE accounting guidance.  We put a significant emphasis on all employees being trained appropriately.  As in the past, we continue to discuss conclusions on new joint venture entities or amendments to existing entities with our Audit Committee.

Note 24 - Segment Information, page 161

4.                                      Please disclose revenue for each product and service or each group of similar products and services you provide, as required by FASB ASC 280-10-50-40. In this regard, we note from your filing that you generate revenue from a number of different products and services. Please submit your proposed disclosure revisions or explain why you do not believe this guidance applies to you under the circumstances.

Response:

We acknowledge the Staff’s comment.  FASB ASC 280-10-50-40 “requires the disclosure of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” As we have discussed in our response to Comment 2 above, our business is a natural gas midstream services provider for natural gas producers in selected regions of the U.S., whereby the resultant revenue is comprised of the service and product-related components that are integrated as part of overall service agreements with natural gas producers.  As described more fully under Industry Overview on page 13 of our 2013 Form 10-K and our response in Comment 2 above, we provide gathering, compression, treating and dehydration, processing, condensate stabilization, fractionation, storage, transportation and marketing services.  Within each segment, we provide services to our producer customers that are typically delivered contemporaneously with each other and throughout the term of the contractual arrangement.  Further, in each segment, we provide a similar group of services for a sub-set of the overall midstream sector of the natural gas industry. The production processes required to provide these services are similar across the organization and within each segment.  The producer customers served by each region and across the Company are very similar in that they are all natural gas exploration and production customers who need our services to deliver hydrocarbon components to end-use markets under contractual arrangements as described above in response 2.  We believe that our presentation of revenue as a single component in our Segment Information Footnote consistent with FASB ASC 280-10-50-11 is appropriate as the revenue has similar economic characteristics, production processes and classes of customers.

In addition, the reporting of revenue as a single component and the evaluation of segment operating performance using net operating margin and operating income before items not allocated to segments is consistent with the data used by our chief operating decision maker in making operating decisions and our discussion of our operating results in the 2013 Form 10-K under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Further, in Item 6. Selected Financial Data of the 2013 Form 10-K and in our external investor presentations and on our corporate website, we discuss operations and growth opportunities that focus heavily on natural gas gathering and processing volumes and NGL fractionation volumes and do not disclose or discuss various revenue streams.

In summary, we believe that we are in compliance with the revenue disclosure requirements of ASC 280-10-50-40, and that a disaggregation of revenue by products and services is not required, given such revenue sources have similar economic characteristics, production processes and classes of customers.

*        *        *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions or comments regarding the foregoing to me at (303) 542-0729 or Matt Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Sincerely,

/s/ Paula L. Rosson

Paula L. Rosson
Senior Vice President & Chief Accounting Officer
MarkWest Energy Partners, L.P.

cc: Matt Pacey, Vinson & Elkins L.L.P.